[Debevoise & Plimpton LLP Letterhead]

January 8, 2009

Daniel Greenspan
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	Syncora Holdings Ltd.
Preliminary Proxy Statement on
Schedule 14A
Filed on December 17, 2008
File No. 001-32950

Dear Mr. Greenspan:

     This letter sets forth the responses of Syncora Holdings Ltd. (the “Company”) to the comments contained in your letter, dated January 7, 2009, relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on December 17, 2008 and amended on December 31, 2008. The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Proxy Statement

1(a).	The Company indicates at the top of page 7 of the preliminary proxy statement that certain of the amendments included in the proposals were adopted and approved by the Board in October 2008 and the remaining amendments will be brought before the Board for approval prior to the Special Meeting. Please clarify for us which amendments have not yet been approved, when they will be brought before the Board, and the reason(s) why the approval has been bifurcated.

In response to the Staff’s comment, the Company supplementally advises the Staff that all of the proposals other than Proposals II and X were adopted by the Board of Directors of the Company (the “Board’) in October 2008. Proposal II, which relates to changing the compensation of Directors to be determined by the Nominating & Governance Committee instead of the Compensation Committee, and Proposal X, which relates to removing references to the New York Stock Exchange, will be brought before the Board for approval prior to the special meeting. The charters of the Nominating and Governance Committee and the Compensation Committee were amended by the Board in November 2008 so that all aspects of Director compensation are determined by the Nominating and Governance Committee. The charter amendments occurred after the October Board meeting and the Company proposes to reflect this change in its bye-laws (the “Bye-Laws”). The Company received notice that it would be delisted from the New York Stock Exchange in December 2008 and the notification of removal from listing on Form 25 was filed in January 2009, after the October Board meeting, and the Company proposes to reflect this change in the Bye-Laws.

1(b).	With respect to the proposal to amend Bye-Law 3 (Proposal I), please tell us whether any change to the membership of the Board is contemplated as a result of this amendment, if approved by shareholders.

In response to the Staff’s comment, the Company supplementally advises the Staff that no change to the membership of the Board is currently contemplated as a result of this amendment. Ms. Susan Comparato, Acting Chief Executive Officer, is not currently a member of the Board.

1(c).	We note that certain of your proposed Bye-Law amendments appear to relate, at least in part, to the Company’s recent restructuring transactions (e.g., the Master Commutation Release and Restructuring Agreement, dated July 28, 2008). Please clarify whether any of the proposed Bye-Law amendments are contemplated and/or required by the Master Restructuring Agreement or related agreements.

In response to the Staff’s comment, the Company supplementally advises the Staff that none of the proposed Bye-Law amendments are specifically contemplated or required by the Master Commutation Release and Restructuring Agreement, dated July 28, 2008, as amended (the “Master Transaction Agreement”), by and among the Company, several of its wholly-owned subsidiaries and affiliates, including Syncora Guarantee Inc. (“Syncora Guarantee”), XL Capital Ltd. and certain of its affiliates and certain financial institutions that are counterparties to credit default swap and financial guarantee contracts with Syncora Guarantee and that may, from time to time, be parties to the Master Transaction Agreement.

1(d).	We note that certain proposed Bye-Law amendments appear to be for the purpose of enabling the SCA Shareholder Entity to succeed to the special shareholder rights enjoyed by XL Group under the current Bye-Laws. Again, please clarify whether this was a condition of the Master Restructuring Agreement or related agreements and also tell us whether any of the proposed Bye-Law amendments impose new restrictions on other shareholders of the Company to which they are not currently subject or provide a benefit to the SCA Shareholder Entity not currently enjoyed by XL Group under the current Bye-Laws.

In response to the Staff’s comment, the Company supplementally advises the Staff that the proposed Bye-Law amendments contained in Proposal IV were not a condition of the Master Transaction Agreement or related agreements and such amendments do not impose new restrictions on other shareholders of the Company or provide a benefit to the SCA Shareholder Entity not currently held by the XL Group under the Bye-Laws.

1(e).	With respect to the proposal to amend Bye-Law 60 (Proposal IX), we note that the description of the amendment on pages 9-10 does not discuss whether the SCA Shareholder Entity would be excepted from the proposed restrictions on transfer, yet the text of the amendment provided in Annex A appears to carve out the SCA Shareholder Entity from these restrictions to some extent. Please clarify the extent to which these proposed amendments would not apply to the SCA Shareholder Entity.

In response to the Staff’s comment, the Company supplementally advises the Staff that bye-law 60(1), which grants the Board the discretionary right to refuse approval or registration of any transfer of shares where it appears that such transfer would result in a non-de minimis adverse tax, regulatory, or legal consequences, currently has an exception for the XL Group. Pursuant to Proposal IV, which substitutes the SCA Shareholder Entity for the XL Group, the exception for the XL Group would apply to the SCA Shareholder Entity. However, proposed bye-law 60(2), which contains a mandatory restriction on share transfers related to “Five-Percent Shareholders,” does not contain an exception for the SCA Shareholder Entity and therefore the proposed transfer restriction would apply to the SCA Shareholder Entity.

1(f).	With respect to the proposal to amend Bye-Laws 31 and 60 (Proposal X), please tell us the basis for the New York Stock Exchange’s delisting of the Company and refer us to the Company’s public disclosure of this delisting in its prior periodic reports.

In response to the Staff’s comment, the Company supplementally advises the Staff that the basis for delisting was non-compliance with two of the New York Stock Exchange’s continued listing standards: (i) its average global market capitalization over a consecutive 30 trading-day period was less than $75 million and, at the same time, total stockholders’ equity was less than $75 million, and (ii) the average closing price of its common stock was less than $1.00 over a consecutive 30 trading-day period. In the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview of Our Business—Recent Regulatory Developments,” the Company disclosed that it had been notified of the aforementioned non-compliance. The Quarterly Report on Form 10-Q was filed on November 17, 2008, within four business days of receipt of notice by the Company. In addition, in December 2008 the New York Stock Exchange notified the Company of its decision to suspend trading and delist the Company, as announced in a press release issued by the Company on December 12, 2008, and on January 7, 2009 the New York Stock Exchange notified the Company that it filed a notification of removal from listing on Form 25, which will be disclosed in a Periodic Report on Form 8-K to be filed with the Commission within four business days of receipt of the notice.

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

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     If you have any questions regarding this letter, please do not hesitate to call Steven J. Slutzky at (212) 909-6036 or Mariana França Pereira at (212) 909-6399.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Sharon Smith
Syncora Holdings Ltd.